EXHIBIT 99.1

EDAP Reports 61% Sequential Revenue Increase for Third Quarter 2011

Top-Line Results Fueled by Sale of Fifteen Devices

LYON, France, Oct. 13, 2011 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today preliminary unaudited top-line financial results for the third quarter ended September 30, 2011. Preliminary total revenue for the third quarter 2011 is expected to be approximately EUR 6.1 million (USD 8.5 million), a 61% increase compared to second quarter 2011 revenue of EUR 3.8 million (USD 5.5 million) and a 14% increase compared to third quarter 2010 revenue of EUR 5.3 million (USD 7.0 million). Third quarter 2011 results reflected the sales of fourteen lithotripsy devices and one Ablatherm-HIFU machine.

Marc Oczachowski, EDAP's Chief Executive Officer, stated, "Our third quarter 2011 reflected higher device sales due to the conversion of the previously announced strong backlog of devices into effective sales during the quarter. Interest in our innovative technologies remains strong and we are pleased to enter the fourth quarter 2011 with a replenished device backlog of six lithotripsy machines and two Ablatherm-HIFU machines."

Marc Oczachowski continued, "In line with our strategy to position Ablatherm-HIFU as a 'must-have' complement to radical surgery in the focal treatment of prostate cancer, we recently participated for the first time in the European Robotic Urology Symposium in Hamburg, Germany. In light of the growing reluctance by the prostate cancer community for aggressive treatments and the related questioning of screening plans, we see a promising opportunity for minimally invasive and cost-effective techniques. We will continue to actively advance the focal therapy approach for treating prostate cancer with the use EDAP's fully robotic Ablatherm-HIFU device."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm®, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans, the conclusiveness of the results of and success of its Ablatherm-HIFU clinical trials, expectations regarding the IDE submission to and approval by the FDA of the Ablatherm-HIFU device and the market potential for the Sonolith i-move device. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com